Exhibit 99.1

BAYTEX AND RAGING RIVER FILE JOINT MANAGEMENT INFORMATION CIRCULAR SEEKING SHAREHOLDER APPROVAL OF STRATEGIC COMBINATION

Calgary, Alberta (July 20, 2018) – Baytex Energy Corp. (TSX and NYSE: BTE) ("Baytex") and Raging River Exploration Inc. (TSX: RRX) ("Raging River") are pleased to announce that they have filed a joint management information circular and proxy statement (the "Circular") for their respective special shareholders' meetings to be held in connection with the proposed strategic combination of Baytex and Raging River pursuant to a statutory plan of arrangement under the Business Corporations Act (Alberta) (the "Arrangement"). Pursuant to the Arrangement, holders of common shares of Raging River will receive, directly or indirectly, 1.36 common shares of Baytex for each common share of Raging River.

The mailing of the Circular and other materials has commenced and shareholders of Baytex and Raging River should receive them within approximately 7 days. An electronic copy of the Circular is available on Baytex's website at www.baytexenergy.com/special-meeting and on Raging River's website at www.rrexploration.com. The Circular is also available on SEDAR under the issuer profiles of both companies at www.sedar.com and on EDGAR under Baytex’s profile at www.sec.gov/edgar.shtml.

Your vote is important regardless of the number of shares you own. Baytex and Raging River encourage shareholders to read the Circular in detail.

YOUR VOTE IS IMPORTANT - PLEASE VOTE TODAY

The Board of Directors of Raging River UNANIMOUSLY recommends that
Raging River Shareholders vote IN FAVOUR of the Arrangement

The Board of Directors of Baytex UNANIMOUSLY recommends that
Baytex Shareholders vote IN FAVOUR of the Issuance Resolution

Reasons for and Benefits of the Arrangement

Both Baytex and Raging River expect the Arrangement to offer a number of long-term strategic, financial and operational benefits and advantages for shareholders, including the following:

•A World Class Asset Base
•Attractive Growth and Free Cash Flow
•Strong Balance Sheet
•High Return Oil-Weighted Assets
•Superior Capability to Optimize Capital Allocation
•Strong Oil Price Diversification
•Enhanced Platform for Developing Emerging Plays
•Top Tier Team with a Focus on Operational Excellence
•Increased Scale and Trading Liquidity

Share Exchange Information and Tax Treatment
Pursuant to the Arrangement, Raging River shareholders will receive the Baytex shares they are entitled to receive on a taxable basis unless they complete and file a Letter of Transmittal and Election Form and elect to receive the Baytex shares on a tax-deferred basis.

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Generally, a Raging River shareholder whose adjusted cost base of their Raging River shares is greater than the fair market value of the Raging River shares should not need to elect to receive the Baytex shares pursuant to the Arrangement on a tax-deferred basis since, absent such election, such Raging River shareholder will realize a capital loss on the disposition of the Raging River shares pursuant to the Arrangement.

Generally, a Raging River shareholder whose adjusted cost base of their Raging River shares is less than the fair market value of the Raging River shares should consider electing to receive the Baytex shares pursuant to the Arrangement on a tax-deferred basis prior to the Election Deadline in order to receive the Baytex shares pursuant to the Arrangement on a tax-deferred basis and, accordingly, not realize a capital gain on the disposition of their Raging River shares pursuant to the Arrangement.

Raging River shareholders who wish to receive the Baytex shares on a tax-deferred basis must send in (i) their Letter of Transmittal and Election Form and (ii) their share certificate(s) or Direct Registration System Advice representing their Raging River shares to Computershare Investor Services Inc. (the "Depositary") prior to 5:00 p.m. (Calgary time) on August 20, 2018 (unless such time is extended by agreement of Raging River and Baytex) (the "Election Deadline").

Raging River shareholders who do not hold their Raging River shares in their own name should instruct their broker or other intermediary to complete and deliver a Letter of Transmittal and Election Form in respect of such holders' Raging River shares to the Depositary prior to the Election Deadline.

The information contained above relating to the tax impacts of the Arrangement and the procedure relating to the exchange of Raging River shares for Baytex shares is of a summary nature and therefore is not complete and is qualified in its entirety by the more detailed information contained in the Circular which is important and should be reviewed carefully. Raging River shareholders should review the discussion under "Certain Canadian Federal Income Tax Considerations" and "Procedure for the Arrangement to Become Effective - Procedure for Exchange of Raging River Share Certificates" in the Circular and are urged to consult their own tax advisors regarding the tax consequences of the Arrangement.

Raging River Meeting

The special meeting of shareholders of Raging River is scheduled to be held at 9:30 a.m. (Calgary time) on Tuesday, August 21, 2018 in the Devonian Room at the Calgary Petroleum Club located at 319 – 5th Avenue S.W., Calgary, Alberta, to approve the Arrangement. The record date for determination of shareholders entitled to receive notice of and to vote at the meeting was the close of business on July 9, 2018.

Baytex Meeting

The special meeting of shareholders of Baytex is scheduled to be held at 10:30 a.m. (Calgary time) on Tuesday, August 21, 2018 in the Devonian Room at the Calgary Petroleum Club located at 319 – 5th Avenue S.W., Calgary, Alberta, to approve the issuance of Baytex shares to be issued to Raging River shareholders pursuant to the Arrangement (the “Issuance Resolution”). The record date for determination of shareholders entitled to receive notice of and to vote at the meeting was the close of business on July 9, 2018.

Shareholder Information and Questions

Baytex and Raging River shareholders who have questions about the Circular, need assistance with voting their shares or making the appropriate election on the Letter of Transmittal and Election Form can contact our proxy solicitation agent, Laurel Hill Advisory Group:

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Laurel Hill Advisory Group
North America Toll Free: 1-877-452-7184
Collect Calls Outside North America: 1-416-304-0211
Email: assistance@laurelhill.com

Shareholders are encouraged to vote today using the internet, telephone or facsimile.

Advisory Regarding Forward-Looking Statements

In the interest of providing the shareholders of Baytex and Raging River and potential investors with information regarding Baytex, Raging River and the combined company resulting from the Arrangement, including management's assessment of future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to but not limited to: the expected long-term benefits of the Arrangement; that the combined organization will have world class assets, have an attractive growth and free cash flow profile, have a strong balance sheet, have high return oil-weighted assets, have a superior capability to optimize capital allocation, have strong oil price diversification, have an enhanced platform for developing emerging plays, have a top tier team with a focus on operational excellence and have increased scale and trading liquidity; whether the Election Deadline will be extended; and certain other matters relating to the Arrangement.

These forward-looking statements are based on certain key assumptions regarding, among other things: the timing of receipt of regulatory and shareholder approvals for the Arrangement; the ability of the combined company to realize the anticipated benefits of the Arrangement; petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; the ability to add production and reserves through exploration and development activities; capital expenditure levels; the ability to borrow under credit agreements; the receipt, in a timely manner, of regulatory and other required approvals for operating activities; the availability and cost of labour and other industry services; interest and foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; the ability to develop crude oil and natural gas properties in the manner currently contemplated; and current industry conditions, laws and regulations continuing in effect (or, where changes are proposed, such changes being adopted as anticipated). Readers are cautioned that such assumptions, although considered reasonable by Baytex and Raging River at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: completion of the Arrangement could be delayed if parties are unable to obtain the necessary regulatory, stock exchange, shareholder and court approvals on the timeline planned; the Arrangement will not be completed if all of these approvals are not obtained or some other condition of closing is not satisfied; the volatility of oil and natural gas prices and price differentials; the availability and cost of capital or borrowing; that credit facilities may not provide sufficient liquidity or may not be renewed; failure to comply with the covenants in debt agreements; risks associated with a third-party operating the Eagle Ford properties; availability and cost of gathering, processing and pipeline systems; public perception and its influence on the regulatory regime; changes in government regulations that affect the oil and gas industry; changes in environmental, health and safety regulations; restrictions or costs imposed by climate change initiatives; variations in interest rates and foreign exchange rates; risks associated with hedging activities; the cost of developing and operating assets; depletion of reserves; risks associated with the exploitation of properties and ability to acquire reserves; changes in income tax or other laws or government incentive programs; uncertainties associated with estimating oil and natural gas reserves; inability to fully insure against all risks; risks of counterparty default; risks associated with acquiring, developing and exploring for oil and natural gas and other aspects of operations; risks associated with large projects; risks related to thermal heavy oil projects; risks associated with use of information technology systems; risks associated with the ownership of securities of Baytex and Raging River, including changes in market-based factors; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which are beyond control. These and additional risk factors are discussed in Baytex's Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2017, filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission and in Raging River's Annual Information Form for the year ended December 31, 2017, filed with Canadian securities regulatory authorities and in Baytex's and Raging River's other public filings.

The above summary of assumptions and risks related to forward-looking statements has been provided in order to provide shareholders and potential investors with a more complete perspective on the combined company's current and future operations and such information may not be appropriate for other purposes.

There is no representation by Baytex or Raging River that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and neither Baytex nor Raging River undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

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About Baytex Energy Corp.

Baytex is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 80% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit the company website at www.baytexenergy.com or contact:

Brian Ector
Senior Vice President, Capital Markets and Public Affairs
Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com

About Raging River Exploration Inc.

Raging River is a crude oil and natural gas exploration, development and production company based in Calgary, Alberta, Canada. The Company’s operations are in the Viking light oil resource play in western Canada in addition to the recently added East Duvernay Shale oil play. Raging River’s common shares trade on the Toronto Stock Exchange under the symbol RRX.

For further information about Raging River, please visit the company website at www.rrexploration.com or contact:

Neil Roszell, P. Eng. CEO and Executive Chairman Tel: (403) 767-1250	Bruce Beynon, P. Geol President Tel: (403) 767-1251	Jerry Sapieha, CA Vice President, Finance & Chief Financial Officer Tel: (403) 767-1265